maxis®


SEC MAIL
RECEIVED
PROCESSING
MAY 27 2005
WASH. D.C.
199
SECTION

Maxis Communications Berhad
(158400-V)

Aras 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia

P.O. Box 13447
50180 Kuala Lumpur


05008605

SUPPL

18 May 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: MAXIS COMMUNICATIONS BERHAD
Rule 12g3-2(b) Exemption Status

File No: 082 - 34780

Ladies and Gentlemen:

We refer to the above matter and enclose herewith the following documents for your kind attention :-

Item (1)
An update to Annex B as attached to the abovementioned letter for the period from 16 April 2005 to 15 May 2005, pursuant to Rule12g3-2(b)(1)(ii) of the SE Act. The list sets forth the information that the Company has filed with the Bursa Malaysia Securities Berhad and which is made public by such exchange.

Item (2)
All forms lodged at the Registrar of Companies of Malaysia for the period from 16 April 2005 to 15 May 2005.

In the event of any questions or requests for additional information, the Commission may contact:

The Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
Tel : 603-2330 6090
Fax : 603-2330 0590

Very truly yours,

Dato' Jamaludin bin Ibrahim
Director
c.c. Mr. Chris Holland

Dipak Kaur
Secretary

PROCESSED
JUN 08 2005
THOMSON
FINANCIAL

Singap-1/51421/01



Annex B

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i) since 6 September 2002

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
Announcement to Bursa Malaysia Securities Berhad ("BMSB")			
1. Listing Circular - Maxis Employee Share Option Scheme	20 April 2005 25 April 2005 28 April 2005 05 May 2005 11 May 2005 13 May 2005	BMSB Listing Requirements	A
2. General Announcement	29 April 2005	BMSB Listing Requirements	B
3. Changes in Substantial Shareholder Interest Pursuant to Form 29B of the Companies Act, 1965 a) The Capital Group Companies, Inc.	18 April 2005 22 April 2005 26 April 2005 03 May 2005 10 May 2005	BMSB Listing Requirements	C

APPENDIX A

LISTING'S CIRCULAR NO. L/Q : 30711 OF 2005

082-34780

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 20/04/2005

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 59,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 25 April 2005.

LISTING'S CIRCULAR NO. L/Q : 30764 OF 2005

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **25/04/2005**

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 25,000 new ordinary shares of RM0.10 each issued pursuant the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Wednesday, 27 April 2005.

LISTING'S CIRCULAR NO. L/Q : 30855 OF 2005

082-34780

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**28/04/2005**

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 50,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Wednesday, 4 May 2005.

LISTING'S CIRCULAR NO. L/Q : 30929 OF 2005

082-34780

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **05/05/2005**

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 50,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 9 May 2005.

LISTING'S CIRCULAR NO. L/Q : 31043 OF 2005

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **11/05/2005**

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 113,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 13 May 2005.

Exemption File No.
082-34780

LISTING'S CIRCULAR NO. L/Q : 31091 OF 2005

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 13/05/2005

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 98,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 17 May 2005.

APPENDIX B

Exemption File No. 082-34780

Reference No **MM-050429-63120**

Submitting Merchant Bank	:	RHB SAKURA MERCHANT BANKERS BERHAD
Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	29/04/2005

Type : **Announcement**

Subject : **Maxis Communications Berhad ("MCB" or the "Company")**
Proposed subscription of new shares representing 51% of the enlarged share capital in PT Natrindo Telepon Seluler ("NTS") for a cash consideration of USD100 million ("Proposed Investment")

Contents :

This announcement is released on behalf of MCB.

Quote

Further to the announcements made on 20 January 2005, 15 March 2005 and 25 March 2005, the Board of Directors of MCB ("Board") is pleased to announce that, Teleglobal Investments BV, a wholly owned subsidiary of the Company, has today completed the Proposed Investment in accordance with the terms of the share subscription agreement dated 19 January 2005 ("SSA") and the novation agreement of the SSA dated 15 March 2005.

As previously announced, NTS was, in September 2004, allocated additional spectrum for 3G-WCDMA services. The Board is pleased to advise that NTS's 3G Rollout Plan has recently been confirmed and accepted by the Director General of Post and Telecommunications, Indonesia.

This announcement is dated 29 April 2005.

Unquote

APPENDIX C

Reference No MC-050416-46185

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 18/04/2005

Particulars of substantial Securities Holder

Name : **The Capital Group Companies, Inc. ("CGC")**
Address : **333 South Hope Street**
55th Floor
Los Angeles
CA 90071
USA
NRIC/Passport No/Company No. : **N/A**
Nationality/Country of incorporation : **United States**
Descriptions(Class & nominal value) : **Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 1,125,700 ordinary shares of RM0.10 each in Maxis)

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 3,337,700 ordinary shares of RM0.10 each in Maxis)

HSBC Malaysia Berhad
(in respect of 1,323,400 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 447,600 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**11/04/2005**	**678,900**	**9.500**
Acquired	**11/04/2005**	**357,600**	**9.505**
Acquired	**12/04/2005**	**2,000,000**	**9.572**
Disposed	**12/04/2005**	**1,490,400**	
Acquired	**12/04/2005**	**1,490,400**	**4.899**
Acquired	**13/04/2005**	**49,400**	**9.600**
Disposed	**14/04/2005**	**167,700**	**9.700**

Circumstances by reason of which change has occurred : **Deemed interest**
Nature of interest : **Deemed interest**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
Total no of securities after change : **154,051,500**
Date of notice : **15/04/2005**
Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC

received by the Company on 15 April 2005.

With reference to the "Details of Changes" as stated above:-

1) The acquisition as stated in row 1 is in relation to the shares registered under the following :-

i) Chase Manhattan (Malaysia) Nominees Sdn Bhd – 280,000 ordinary shares of RM0.10 each in Maxis;
ii) HSBC Malaysia Berhad – 272, 400 ordinary shares of RM0.10 each in Maxis;
iii) Hong Kong Bank Malaysia – 68,100 ordinary shares of RM0.10 each in Maxis; and
iv) Standard Chartered Bank Malaysia Bhd – 58,400 ordinary shares of RM0.10 each in Maxis.

2) The acquisition as stated in row 2 is in relation to the shares registered under the following :-

i) HSBC Malaysia Berhad – 228,200 ordinary shares of RM0.10 each in Maxis;
ii) Hong Kong Bank Malaysia – 79,100 ordinary shares of RM0.10 each in Maxis; and
iii) Standard Chartered Bank Malaysia Bhd – 50,300 ordinary shares of RM0.10 each in Maxis.

3) The acquisition as stated in row 3 is in relation to the shares registered under the following :-

i) Chase Manhattan (Malaysia) Nominees Sdn Bhd – 820,700 ordinary shares of RM0.10 each in Maxis;
ii) HSBC Malaysia Berhad – 798,400 ordinary shares of RM0.10 each in Maxis;
iii) Hong Kong Bank Malaysia – 209,700 ordinary shares of RM0.10 each in Maxis; and
iv) Standard Chartered Bank Malaysia Bhd – 171,200 ordinary shares of RM0.10 each in Maxis.

The disposal as stated in row 4 is in relation to the shares registered under Hong Kong Bank Malaysia – 1,490,400 ordinary shares of RM0.10 each in Maxis;

5) The acquisition as stated in row 5 is in relation to the shares registered under Hong Kong Bank Malaysia – 1,490,400 ordinary shares of RM0.10 each in Maxis;

6) The acquisition as stated in row 6 is in relation to the shares registered under the following :-

i) Chase Manhattan (Malaysia) Nominees Sdn Bhd – 25,000 ordinary shares of RM0.10 each in Maxis;
ii) HSBC Malaysia Berhad – 24,400 ordinary shares of RM0.10 each in Maxis;

7) The disposal as stated in row 7 is in relation to the shares registered under Standard Chartered Bank Malaysia Bhd – 167,700 ordinary shares of RM0.10 each in Maxis;

The Registered holders of the Maxis shares over which CGC has a deemed interest after taking account of the changes as stated above are set out below:-

Chase Nominees Limited
Woolgate House
Coleman Street
ndon EC2P 2HD
UK
(in respect of 1,533,400 ordinary shares of RM0.10 each in Maxis)

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 94,060,500 ordinary shares of RM0.10 each in Maxis)

JP Morgan Chase Bank
(in respect of 2,178,500 ordinary shares of RM0.10 each in Maxis)

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
(in respect of 699,100 ordinary shares of RM0.10 each in Maxis)

**Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 28,125,300 ordinary shares of RM0.10 each in Maxis)**

**HSBC Malaysia Berhad
(in respect of 15,903,700 ordinary shares of RM0.10 each in Maxis)**

**Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 11,551,000 ordinary shares of RM0.10 each in Maxis)**

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-050422-37826**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	22/04/2005

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street** **55th Floor** **Los Angeles** **CA 90071** **USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD
UK
(in respect of 163,700 ordinary shares of RM0.10 each in Maxis)

JP Morgan Chase Bank
(in respect of 49,700 ordinary shares of RM0.10 each in Maxis)

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 49,700 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**15/04/2005**	**163,700**	**9.781**
Disposed	**18/04/2005**	**49,700**	**9.750**
Acquired	**18/04/2005**	**49,700**	**9.750**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Deemed Interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**154,215,200**
Date of notice	:	**20/04/2005**

Remarks

This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 20 April 2005.

With reference to the "Details of Changes" as stated above:-

1) The acquisition as stated in row 1 is in relation to the shares registered under Chase Nominees Limited - 163,700 ordinary shares of RM0.10 each in Maxis.

2) The disposal as stated in row 2 is in relation to the shares registered under Hong Kong Bank Malaysia - 49,700 ordinary shares of RM0.10 each in Maxis.

3) The acquisition as stated in row 3 is in relation to the shares registered under JP Morgan Chase Bank - 49,700 ordinary shares of RM0.10 each in Maxis.

The Registered holders of the Maxis shares over which CGC has a deemed interest after taking account of the changes as stated above are set out below:-

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD
UK
(in respect of 1,697,100 ordinary shares of RM0.10 each in Maxis)

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 94,060,500 ordinary shares of RM0.10 each in Maxis)

JP Morgan Chase Bank
(in respect of 2,228,200 ordinary shares of RM0.10 each in Maxis)

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
(in respect of 699,100 ordinary shares of RM0.10 each in Maxis)

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 28,075,600 ordinary shares of RM0.10 each in Maxis)

HSBC Malaysia Berhad
(in respect of 15,903,700 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 11,551,000 ordinary shares of RM0.10 each in Maxis)

Reference No MC-050426-40184

Exemption File No.
082-34780

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 26/04/2005

Particulars of substantial Securities Holder

Name : **The Capital Group Companies, Inc. ("CGC")**
Address : **333 South Hope Street**
55th Floor
Los Angeles
CA 90071
USA
NRIC/Passport No/Company No. : **N/A**
Nationality/Country of incorporation : **United States**
Descriptions(Class & nominal value) : **Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 1,964,800 ordinary shares of RM0.10 each in Maxis)

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 495,400 ordinary shares of RM0.10 each in Maxis)

HSBC Malaysia Berhad
(in respect of 1,911,300 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 122,300 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**20/04/2005**	**3,000,000**	**9.587**
Acquired	**20/04/2005**	**122,300**	**9.506**
Acquired	**22/04/2005**	**1,371,500**	**9.571**

Circumstances by reason of which change has occurred : **Deemed interest**
Nature of interest : **Deemed interest**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **4,493,800**
Indirect/deemed interest (%) : **0.18**
Total no of securities after change : **158,709,000**
Date of notice : **25/04/2005**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 26 April 2005.

With reference to the "Details of Changes" as stated above:-

1) The acquisition as stated in row 1 is in relation to the shares registered under the following:-

i) Chase Manhattan (Malaysia) Nominees Sdn Bhd - 1,346,100 ordinary shares of RM0.10 each in Maxis;
ii) HSBC Malaysia Berhad - 1,309,400 ordinary shares of RM0.10 each in Maxis; and
iii) Hong Kong Bank Malaysia - 344,500 ordinary shares of RM0.10 each in Maxis.

2) The acquisition as stated in row 2 is in relation to the shares registered under Standard Chartered Bank Malaysia Bhd - 122,300 ordinary shares of RM0.10 each in Maxis.

3) The acquisition as stated in row 3 is in relation to the shares registered under the following :-

i) Chase Manhattan (Malaysia) Nominees Sdn Bhd - 618,700 ordinary shares of RM0.10 each in Maxis;
ii) HSBC Malaysia Berhad - 601,900 ordinary shares of RM0.10 each in Maxis; and
iii) Hong Kong Bank Malaysia - 150,900 ordinary shares of RM0.10 each in Maxis.

The Registered holders of the Maxis shares over which CGC has a deemed interest after taking account of the changes as stated above are set out below:-

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD
UK
(in respect of 1,697,100 ordinary shares of RM0.10 each in Maxis)

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 96,025,300 ordinary shares of RM0.10 each in Maxis)

JP Morgan Chase Bank
(in respect of 2,228,200 ordinary shares of RM0.10 each in Maxis)

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
(in respect of 699,100 ordinary shares of RM0.10 each in Maxis)

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 28,571,000 ordinary shares of RM0.10 each in Maxis)

HSBC Malaysia Berhad
(in respect of 17,815,000 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 11,673,300 ordinary shares of RM0.10 each in Maxis

Reference No **MC-050430-39417**

Exemption File No. 082-34780

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 03/05/2005

Particulars of substantial Securities Holder

Name : **The Capital Group Companies, Inc. ("CGC")**
Address : **333 South Hope Street**
55th Floor
Los Angeles
CA 90071
USA
NRIC/Passport No/Company No. : **N/A**
Nationality/Country of incorporation : **United States**
Descriptions(Class & nominal value) : **Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 603,600 ordinary shares of RM0.10 each in Maxis)

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 150,900 ordinary shares of RM0.10 each in Maxis)

HSBC Malaysia Berhad
(in respect of 587,300 ordinary shares of RM0.10 each in Maxis)

JP Morgan Chase Bank
(in respect of 49,700 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**25/04/2005**	**720,100**	**9.600**
Disposed	**25/04/2005**	**49,700**	**9.600**
Acquired	**26/04/2005**	**621,700**	**9.550**

Circumstances by reason of which change has occurred : **Deemed interest**
Nature of interest : **Deemed interest**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
Total no of securities after change : **160,001,100**
Date of notice : **29/04/2005**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 30 April 2005.

With reference to the "Details of Changes" as stated above:-

1) The acquisition as stated in row 1 is in relation to the shares registered under the following :-

i) Chase Manhattan (Malaysia) Nominees Sdn Bhd - 324,800 ordinary shares of RM0.10 each in Maxis;

ii) HSBC Malaysia Berhad - 316,000 ordinary shares of RM0.10 each in Maxis; and
iii) Hong Kong Bank Malaysia - 79,300 ordinary shares of RM0.10 each in Maxis. 082-34780

2) The disposal as stated in row 2 is in relation to the shares registered under JP Morgan Chase Bank - 49,700 ordinary shares of RM0.10 each in Maxis.

3) The acquisition as stated in row 3 is in relation to the shares registered under the following :-

i) Chase Manhattan (Malaysia) Nominees Sdn Bhd - 278,800 ordinary shares of RM0.10 each in Maxis;
ii) HSBC Malaysia Berhad - 271,300 ordinary shares of RM0.10 each in Maxis; and
iii) Hong Kong Bank Malaysia - 71,600 ordinary shares of RM0.10 each in Maxis.

The Registered holders of the Maxis shares over which CGC has a deemed interest after taking account of the changes as stated above are set out below:-

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD
UK
(in respect of 1,697,100 ordinary shares of RM0.10 each in Maxis)

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 96,628,900 ordinary shares of RM0.10 each in Maxis)

JP Morgan Chase Bank
(in respect of 2,178,500 ordinary shares of RM0.10 each in Maxis)

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
(in respect of 699,100 ordinary shares of RM0.10 each in Maxis)

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 28,721,900 ordinary shares of RM0.10 each in Maxis)

HSBC Malaysia Berhad
(in respect of 18,402,300 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 11,673,300 ordinary shares of RM0.10 each in Maxis)

Reference No MC-050510-33593

Exemption File No. 082-34780

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	10/05/2005

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street 55th Floor Los Angeles CA 90071 USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 4,040,000 ordinary shares of RM0.10 each in Maxis)

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 1,075,800 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 228,100 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**04/05/2005**	**1,373,200**	**9.822**
Disposed	**05/05/2005**	**1,000,000**	**9.805**
Disposed	**06/05/2005**	**1,666,800**	**9.857**
Acquired	**06/05/2005**	**1,075,800**	**9.863**
Disposed	**06/05/2005**	**228,100**	**9.857**

Circumstances by reason of which change has occurred	:	**Deemed interest**
Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**156,808,800**
Date of notice	:	**09/05/2005**

Remarks

This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 10 May 2005.

With reference to the "Details of Changes" as stated above:-

1) The disposal as stated in row 1 is in relation to the shares registered under Chase Manhattan (Malaysia) Nominees Sdn Bhd - 1,373,200 ordinary shares of RM0.10 each in Maxis;

2) The disposal as stated in row 2 is in relation to the shares registered under Chase Manhattan (Malaysia) Nominees Sdn Bhd - 1,000,000 ordinary shares of RM0.10 each in Maxis;

3) The disposal as stated in row 3 is in relation to the shares registered under Chase Manhattan (Malaysia) Nominees Sdn Bhd - 1,666,800 ordinary shares of RM0.10 each in Maxis;

4) The acquisition as stated in row 4 is in relation to the shares registered under Hong Kong Bank Malaysia - 1,075,800 ordinary shares of RM0.10 each in Maxis; and

5) The disposal as stated in row 5 is in relation to the shares registered under Standard Chartered Bank Malaysia Bhd - 228,100 ordinary shares of RM0.10 each in Maxis.

The Registered holders of the Maxis shares over which CGC has a deemed interest after taking account of the changes as stated above are set out below:-

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD
UK
(in respect of 1,697,100 ordinary shares of RM0.10 each in Maxis)

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 92,588,900 ordinary shares of RM0.10 each in Maxis)

JP Morgan Chase Bank
(in respect of 2,178,500 ordinary shares of RM0.10 each in Maxis)

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
(in respect of 699,100 ordinary shares of RM0.10 each in Maxis)

Hong Kong Bank Malaysia
Securities Department
Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 29,797,700 ordinary shares of RM0.10 each in Maxis)

HSBC Malaysia Berhad
(in respect of 18,402,300 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 11,445,200 ordinary shares of RM0.10 each in Maxis

FORM 24

082-34780

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 13 day of **April, 2005**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**59,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **15,000** shares	-	RM4.36	-
[c]	Amount paid on **31,000** shares	-	RM5.13	-
[c]	Amount paid on **13,000** shares	-	RM7.05	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **15,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **31,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **13,000** shares	-	RM6.95	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 19 day of **April, 2005**



DATO' JAMALUDIN IBRAHIM
Director



DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,478,997,000** shares of RM0.10 each and the paid-up capital is **RM247,899,700**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **12,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **41,000**

(c) the number of shares allotted to non-citizens -

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives -

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	6,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	59,000

Dated this 19 day of **April, 2005**



DATO' JAMALUDIN IBRAHIM
Director



DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 18 day of **April, 2005**.

Shares Allotted	Details of Shares: Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**25,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **14,000** shares	-	RM4.36	-
[c] Amount paid on **11,000** shares	-	RM5.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **14,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **11,000** shares	-	RM5.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 20 day of **April, 2005**



DATO' JAMALUDIN IBRAHIM
Director



DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,479,022,000** shares of RM0.10 each and the paid-up capital is **RM247,902,200**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **10,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **12,000**

(c) the number of shares allotted to non-citizens -

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives -

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	3,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	25,000

Dated this 20 day of **April, 2005**



DATO' JAMALUDIN IBRAHIM

Director



DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 22 day of **April**, **2005**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	50,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **24,000** shares	-	RM4.36	-
[c] Amount paid on **26,000** shares	-	RM5.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **24,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **26,000** shares	-	RM5.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 27 day of **April, 2005**



TAN POH CHING
Director



DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,479,072,000** shares of RM0.10 each and the paid-up capital is **RM247,907,200**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**5,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**19,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**20,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	6,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	50,000

Dated this 27 day of **April, 2005**



....
TAN POH CHING
Director



....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur.
Tel	:	03-2330 7000

FORM 24
Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **27** day of **April, 2005**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	50,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **19,000** shares	-	RM4.36	-
[c] Amount paid on **13,000** shares	-	RM4.80	-
[c] Amount paid on **16,000** shares	-	RM5.13	-
[c] Amount paid on **2,000** shares	-	RM7.05	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **19,000** share	-	RM4.26	-
[e] Amount of premium paid or payable on **13,000** shares	-	RM4.70	-
[e] Amount of premium paid or payable on **16,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **2,000** shares	-	RM6.95	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 04 day of **May, 2005**



TAN POH CHING
Director



DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,479,122,000** shares of RM0.10 each and the paid-up capital is **RM247,912,200**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**17,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**22,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	11,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	50,000

Dated this 04 day of **May, 2005**





TAN POH CHING
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **29** day of **April 2005**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	79,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **31,000** shares	-	RM4.36	-
[c]	Amount paid on **22,000** shares	-	RM4.80	-
[c]	Amount paid on **18,000** shares	-	RM5.13	-
[c]	Amount paid on **4,000** shares	-	RM7.05	-
[c]	Amount paid on **4,000** shares	-	RM8.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **31,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **22,000** shares	-	RM4.70	-
[e]	Amount of premium paid or payable on **18,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **4,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **4,000** shares	-	RM8.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 09 day of **May, 2005**



TAN POH CHING
Director



DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,479,201,000** shares of RM0.10 each and the paid-up capital is **RM247,920,100**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **11,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **45,000**

(c) the number of shares allotted to non-citizens **23,000**

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives -

Company No.

158400	V

(e) the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives -

(f) the number of shares allotted to bodies corporate controlled by non-citizens -

TOTAL 79,000

Dated this 09 day of **May, 2005**





TAN POH CHING

Director

DIPAK KAUR D/O SANGAT SINGH

Secretary

(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 04 day of **May, 2005**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	34,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **17,000** shares	-	RM4.36	-
[c] Amount paid on **17,000** shares	-	RM5.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **17,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **17,000** shares	-	RM5.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 10 day of **May, 2005**



....
DATO' JAMALUDIN IBRAHIM
Director



....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,479,235,000** shares of RM0.10 each and the paid-up capital is **RM247,923,500**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**4,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**25,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	5,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	34,000

Dated this 10 day of **May, 2005**



....

DATO' JAMALUDIN IBRAHIIM
Director



....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18 Menara Maxis Kuala Lumpur City Centre Off Jalan Ampang 50088 Kuala Lumpur
Tel	:	03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 06 day of **May, 2005**.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	98,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **10,000** shares	-	RM4.36	-
[c]	Amount paid on **14,000** shares	-	RM4.80	-
[c]	Amount paid on **61,000** shares	-	RM5.13	-
[c]	Amount paid on **10,000** shares	-	RM7.05	-
[c]	Amount paid on **3,000** shares	-	RM8.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **10,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **14,000** shares	-	RM4.70	-
[e]	Amount of premium paid or payable on **61,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **10,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **3,000** shares	-	RM8.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 12 day of **May, 2005**



DATO' JAMALUDIN IBRAHIM
Director



DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,479,333,000** shares of RM0.10 each and the paid-up capital is **RM247,933,300**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**17,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**65,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**15,000**

Company No.	
158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	1,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	98,000

Dated this 12 day of **May, 2005**





....

DATO' JAMALUDIN IBRAHIM

Director

....

DIPAK KAUR D/O SANGAT SINGH

Secretary

(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000